UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
                 (Translation of registrant's name into English)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On July 24, 2003, Husky Energy Inc. announced its quarterly dividend for the three-month period ended June 30, 2003 along with a special dividend payable on October 1, 2003. The press release is attached hereto as Exhibit A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   HUSKY ENERGY INC.



                                   By:  /s/ Neil D. McGee
                                        ---------------------------------------
                                        Neil D. McGee
                                        Vice President & Chief Financial Officer



                                   By:  /s/ James D. Girgulis
                                        ---------------------------------------
                                        James D. Girgulis
                                        Vice President, Legal & Corporate
                                        Secretary


Date: July 24, 2003

                                                                       EXHIBIT A
                                                                       ---------



HUSKY ENERGY

News Release

July 24, 2003

               HUSKY ENERGY ANNOUNCES ITS SECOND QUARTER DIVIDEND
          OF $0.10 PER SHARE AND A SPECIAL DIVIDEND OF $1.00 PER SHARE

Calgary, Alberta - Husky Energy Inc. is pleased to announce that on July 23, 2003 its Board of Directors declared its second quarter dividend for the year 2003 of $0.10 per share on its common shares, payable on Wednesday, October 1, 2003 to shareholders of record at the close of business on Friday, August 29, 2003. This dividend represents an increase of approximately 11 percent per share from the prior quarterly dividend of $0.09 per share.

Husky Energy's strong balance sheet and financial resources, combined with its record earnings and existing commodity hedges, should ensure that funding for all its existing projects for the year is in place. Allowing shareholders to benefit directly from Husky Energy's solid financial performance and cash surplus, the Board of Directors is also in a position to provide a special cash dividend to its shareholders.

In this connection, Husky Energy is pleased to announce that its Board of Directors has declared a special cash dividend of $1.00 per share on its common shares, payable on Wednesday, October 1, 2003 to shareholders of record at the close of business on Friday, August 29, 2003.

Husky Energy is a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

                                      -30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Richard M. Alexander                           Rocco Cianco
Vice President, Investor Relations             Manager, Corporate Communications
& Corporate Communications                     Husky Energy Inc.
Husky Energy Inc.                              (403) 298-7088
(403) 298-6952





_____________________________________________________________________________
707 8th Avenue S.W.,  Box 6525, Station D, Calgary, Alberta T2P 3G7
                                                                  (403) 298-6111